Exhibit 99.1

Sapiens P&C Wins an XCelent Award

In its recent EMEA policy administration report, Celent recognized Sapiens IDIT for its advanced technology. This marks the fifth time Sapiens IDIT has been recognized in EMEA by Celent

Holon, Israel – June 11, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has won Celent’s XCelent award in the “advanced technology” category in the EMEA region with its Sapiens IDIT Software Suite (Sapiens IDIT). This marks the eighth Celent XCelent award Sapiens has received, with five of those recognizing Sapiens IDIT in the EMEA region.

Sapiens IDIT is a component-based software solution suite, designed for the general insurance/property and casualty market.

Research and consulting firm Celent analyzed 38 policy administration systems available in Europe, the Middle East and Africa for non-life, general insurance or property & casualty insurance carriers, publishing its findings in its recent report: Europe, Middle East, and Africa Policy Administration Systems 2018: Personal, Commercial, and Specialty ABCD Vendor View.

“Sapiens IDIT continues to have a strong presence in Europe, with more clients in BeNeLux, UK, and the Nordics in this year’s report. In addition, Sapiens IDIT has won another client in Israel and in Africa – perhaps showing signs of being one of the few pan-EMEA systems,” wrote Craig Beattie, Celent senior analyst and author of the report. “This year’s customer feedback reflects Sapiens’ growth from a new digital offering to an established vendor across EMEA and APAC, dealing with difficult challenges of not leaving customers behind while growing the product set.”

Commenting on Sapiens IDIT’s configuration capabilities, Beattie also noted, “The solution comes with a variety of configuration tools, including a visual workflow editor and rules engine editors. The jewel in the crown is their configuration environment, which enables business users to maintain insurance products and offerings, and control many of the activities involved in launching a new insurance product.”

“We are honored to once again receive an XCelent award for our Sapiens IDIT solution, and see this as further validation that we are making the right investments in our digital solutions and in best serving our clients,” said Roni Al-Dor, Sapiens president and CEO. “We appreciate Celent continuing to provide such in-depth research, which enables us to better understand insurers’ top priorities and challenges.”

To download the report: https://info.sapiens.com/pdf-CELENT-Report-2018-Q2.html

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com